BLUE SKY PETROLEUM INC.
3702 South Virginia Street, Suite G12 – 401,
Reno, NV, 89502

August 30, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:            Jay Webb

Re:	Blue Sky Petroleum Inc. (the “Company”)
Form 10-K for the Fiscal Year End January 31, 2012
Filed May 23, 2012
File No. 000-52010

We refer to your letter of August 27, 2012 addressed to the Company with your comments on the Company’s Annual Report on Form 10-K filed May 23, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.	Our auditor has revised their opinion and such revision is included in the amended 10-K/A we are filing concurrently with this response.

2.	Our auditor has revised their opinion and such revision is included in the amended 10-K/A we are filing concurrently with this response.

Additionally, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BLUE SKY PETROLEUM INC.

Per:	/s/ Patrick Laferriere
Patrick Laferriere
President